SCHEDULE 13 D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
November 2,2000



1.NAME OF REPORTING PERSON

Phillip Goldstein
__________________________________________________________

2.CHECK THE BOX IF MEMBER OF A GROUP 				[ ]
__________________________________________________________

3.SEC USE ONLY
____________________________________________________________

4.SOURCE OF FUNDS

WC
____________________________________________________________

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURUSANT TO ITEMS 2(d) or 2 (e)					[ ]
____________________________________________________________

6.CITIZENSHIP OR PLACE OF ORGANIZATION

USA
____________________________________________________________
_
7.SOLE VOTING POWER

198,000
____________________________________________________________
8.SHARED VOTING POWER

0
____________________________________________________________

9.SOLE DISPOSITIVE POWER

198,000
____________________________________________________________
10. SHARED DISPOSITIVE POWER
0
____________________________________________________________
11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

198,000
__________________________________________________________
12.CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES [ ]
___________________________________________________________
13.PERCENT OF CLASS REPRESENTED BY ROW 11

5.1%
____________________________________________________________
14.TYPE OF REPORTING PERSON

IA
____________________________________________________________


Item 1.	SECURITY AND ISSUER

This schedule 13D relates to the shares of Common Stock (the
"Common Stock") of Brantley Capital Corp("Brantley"). The principal executive offices of Brantley are located at 20600
Chagrin Blvd., Suite 1150, Cleveland, OH 44122.


Item 2.	IDENTITY AND BACKGROUND
(a)-(f)
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, New York, NY 10570.

Mr. Goldstein is a self-employed investment advisor. He is also president of Kimball and Winthrop, Inc., 60 Heritage
Drive, Pleasantville, NY 10570, an investment advisory firm.

During the last 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Goldstein is a US citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERAIONS

Mr. Goldstein, an independent investment advisor, has accumulated shares of Brantley on behalf of accounts that are managed by Mr. Goldstein. All funds that have been utilized to purchase shares of Brantley are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Goldstein purchased shares of Brantley because they have been trading at a significant discount to net asset value for a long time. Brantley's net asset value on June 30, 2000 was $13.97 per share and the closing price of Brantley's stock on November 9, 2000 was $7.875. Mr. Goldstein's intention is to take actions to close the gap between the stock price and net asset value. In connection with this objective, he has submitted a wake-up letter (see Exhibit 1) and a shareholder proposal (see Exhibit 2) to change the investment advisory fee so that it shall be based on the performance of Brantley's stock price. Assuming that the discount does not narrow significantly, he may also present one or more additional proposals to enhance shareholder value and may nominate a slate of directors at Brantley's 2001 annual meeting. Mr. Goldstein intends to solicit proxies to pass his proposal(s) and elect his nominees. In addition, he may conduct a tender offer or purchase additional shares of Brantley in the market.


ITEM 5.	INEREST IN SECURITIES OF THE ISSUER

a. As per a quarterly report for the quarter ended June 30, 2000 there were 3,810,535 shares of Common Stock outstanding. The percentage set forth in this item (5a) was derived using such number.

The Reporting Persons are the beneficial owners of 198,000
shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of Common Stock.

b. Power to vote and to dispose of the securities resides with Mr. Goldstein.

c. During the last sixty days, the following shares of common stock were traded:

9/15/00	Bot 7500 BBDC @ 8.25
11/2/00	Bot 500 BBDC @ 7.875
11/3/00	Bot 2800 BBDC @ 7.875
11/6/00	Bot 700 BBDC @ 7.875
11/8/00   Bot 1500 BBDC @ 7.875
11/10/00	Bot 1800 BBDC @ 8

d. None

e. NA


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Wake Up Letter to Brantley
Exhibit 2. Shareholder Proposal


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2000


By: /s/ Phillip Goldstein
  Name: Phillip Goldstein


EXHIBITS:
Exhibit 1. Wake Up Letter to Brantley

60 Heritage Drive
Pleasantville, MY 10570
(914) 747-5262

August 28, 2000


Michael J. Finn
President
Brantley Capital Corporation
20600 Chagrin Blvd., Suite 1150
Cleveland, OH 44122

Dear Michael:

After speaking with you on the telephone last week, I have decided to write to explore further what can be done to enhance shareholder value.

You may recall visiting me about a year ago to discuss the large discount at which Brantley's shares were trading.
You said that you felt Brantley could generate returns to shareholders of 25% per year over time. I gave you some suggestions about how to narrow the large gap between Brantley's stock price and its net asset value. In particular, I suggested that the discount would probably narrow if shareholders were assured that they could exit at NAV at some time in the future. I also said that if you delivered on your promise of solid gains for shareholders, you would have no problem starting another fund.

Shortly thereafter, I began to purchase shares of Brantley for my clients. As of today, we own about 170,000 shares. As you know, shareholders who bought stock in the IPO at $10 per share in late 1996 have actually lost money on their investment during a period in which the stock market has been red hot and investors in technology-oriented venture capital funds have enjoyed eye-popping gains.

The last stated NAV as of June 30, 2000 was $13.97.
The stock price is about $9.125, a discount of 35% from NAV.
Shareholders have received a total of $0.47 in distributions. Thus, an original Brantley shareholder has lost about 4% of the value of his investment in almost four years.

On the other hand, management has done quite well for itself. By the end of this year, Brantley Capital
Management will have been paid about $5 million. That is quite a lot of money considering Brantley's market capitalization is only $35 million and that initial shareholders have yet to make a dime on their investment.

Let me make my position clear. I have no problem with management being well compensated if that compensation is commensurate with the wealth it creates for shareholders.
As far as I am concerned, Bill Gates and Warren Buffet deserve every penny of the billions they have earned. On the other hand, I see a serious problem when management is being well paid while shareholders are treading water. I hope you agree that Brantley, as a public company, exists for the benefit of its shareholders, not to provide a lucrative annuity for management.

As noted, management has thus far failed to take any concrete action to enhance shareholder value. I think shareholders have been extremely patient with the mediocre stock performance and the whopping discount. After speaking to a few other Brantley shareholders, my sense is that their patience is waning. They are looking for action, not excuses. Therefore, I strongly urge management to take some meaningful action in the very near future to enhance shareholder value. Any such action will likely mean temporarily lower fees for management until the stock price rises. Nevertheless, it is difficult to justify continuing to collect hefty management fees quarter after quarter while shareholder returns languish.

You said you know of satisfied long-term Brantley shareholders. I would appreciate it if you would direct me to a few of them because the way I see it, the only ones other than management and the underwriters who have made any money from Brantley are the value investors and bottom fishers who bought shares at a 40% or greater discount. I would also appreciate responses to the following questions:

Do you think management has any responsibility for increasing Brantley's stock price or is it only responsible for increasing the NAV?
Would you consider revising management's compensation so that it is more closely aligned with shareholder returns?
If the discount remains at current levels, would you consider commencing an orderly liquidation of Brantley at some time in the future?
Would management oppose a bid for the company at a premium to the market price?

If you would like to further discuss what could be done to enhance shareholder value, I would be happy to do so.
However, the ball is in management's court and the clock is ticking. I personally believe that when a stock is trading at far below its intrinsic value for a long period of time, management has a fiduciary duty to try to close the gap.
Furthermore, I think it is unacceptable for management to continue to be paid such lucrative fees until shareholders can enjoy commensurate investment results.

I look forward to a timely response.

Very truly yours,

Phillip Goldstein
Exhibit 2. Shareholder Proposal

60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262

October 17, 2000

Michael J. Finn
President
Brantley Capital Corporation
20600 Chagrin Blvd., Suite 1150
Cleveland, OH 44122

Dear Mr. Finn:

Please substitute this letter (which contains minor changes in our supporting statement) for the one dated
October 16, 2000. We now beneficially own almost 5% of Brantley Capital's outstanding shares and have beneficially owned shares valued at more than $2,000 for more than one year. We expect to continue ownership through the date of the next annual meeting. Since you have not responded to our previous letter, we are submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.

We hope that the board of directors will support this proposal since it is clearly in the best interests of shareholders to link the advisory fees to shareholder returns. (By the way, isn't that done in the private investment partnerships that you manage?) In any event, we are always willing to discuss options to increase shareholder value.

RESOLVED: The investment advisory fee shall be based on the performance of Brantley's stock price.

Supporting Statement

Do you ever feel like a passenger on a ship that's slowly sinking while the captain is relaxing in a lifeboat sipping champagne? Since its inception in late 1996, Brantley's stock price has sunk from $10 per share to about
$8.50 recently. Our investment advisor, on the other hand, has collected fees of approximately $5 million (or about
$1.30 per share). We think it's time that the advisor and shareholders sink or swim together.

Currently, our advisor gets an annual fee of 2.85% of Brantley's net asset value ("NAV"). That translates to about $1.5 million to manage a fund whose market capitalization is less than $35 million. There are two sound reasons to tie the advisory fee to the price performance of Brantley stock:

? The bulk of Brantley's portfolio consists of non-public securities. The NAV is determined by management and thus is inherently unreliable. Because its fees are based on a self-determined NAV, our advisor may be tempted to inflate it in order to generate higher fees. The price of Brantley stock, on the other hand, is an accurate measure of shareholder value.

? Despite a stated NAV of almost $14 per share, in October
2000 Brantley's share price was only $8.50. So, while our shares are only worth sixty cents for each dollar of NAV, our advisor's fee is based on 100% of NAV. Tying the fee to Brantley's stock price will better align its interests with ours.

Investors expect venture capital funds like Brantley to generate returns of 20% or more over time. Unfortunately, thus far most shareholders have only losses to show for the $5 million in fees that we have paid. If Brantley's stock price were to turn around, our advisor certainly deserves to be adequately compensated. For example, if Brantley's stock price increases from $10 to $12, its market capitalization would increase by about $7.6 million. A fee of 20% of that increase is roughly the same fee that our advisor is getting now. However, until shareholders see some upward movement in the stock price, it is unfair for our advisor to collect such a handsome fee.

One can understand why management would oppose this proposal. Who wouldn't like to get $1.5 million per year regardless of performance? But shouldn't our advisor first have to demonstrate that we are getting our money's worth by producing a higher stock price? Unless you don't care if your Brantley stock ever becomes a profitable investment or you believe that Brantley exists primarily to provide an annuity for our advisor, you should vote FOR this proposal.

*******************

Once again, we are asking management to take some concrete steps to enhance shareholder value. Support of this proposal would be a beginning.

Very truly yours,

Judy and Phillip Goldstein